Exhibit 12.1
The J. M. Smucker Company
Computation of Ratio of Earnings to Fixed Charges
(in millions of dollars)

April 30, 2017 Year Ended
Earnings before fixed charges:
Income before income taxes	$878.4
Total fixed charges	199.5
Less: capitalized interest	(0.8)
Earnings available for fixed charges	$1,077.1
Fixed charges:
Interest and other debt expense, net of capitalized interest	$165.0
Capitalized interest	0.8
Estimated interest portion of rent expense (A)	33.7
Total fixed charges	$199.5
Ratio of earnings to fixed charges	5.4

(A)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.